UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nicholas Financial, Inc.

26133 US Highway 19 North, Suite 300

Clearwater FL 33763-2017

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nicholas Financial, Inc. (the "Registrant") is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the "Form 10-Q") within the prescribed time period without unreasonable effort or expense. The Registrant requires additional time to compile and review information and disclosures in connection with the completion of its acquisition of a majority interest in Amplex Electric, Inc. ("Amplex") which was completed on June 15, 2024. The Registrant anticipates that it will file the Form 10-Q no later that the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Krebs	402	658-0809
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐    No

The Registrant expects to report revenues for the quarter ended June 30, 2024 of approximately $486 thousand as compared to $7.1 million for the quarter ended June 30, 2023, and the Registrant expects to report a net pre-tax loss for the quarter ended June 30, 2024 of approximately ($3.4) million as compared to net pre-tax income of $1.7 million for the quarter ended June 30, 2023. In its next Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, the Registrant expects that some historical information will be presented as discontinued operations. The primary reasons for the significant changes in revenue, pre-tax income, and pre-tax loss relate to, among other factors: (i) significant costs related to the acquisition of the majority interest in Amplex; (ii) a significant increase in administrative expenses incurred in connection with the disposition of assets involved with the Registrant's former business; and (iii) expenses related to the redomestication of the Registrant from a Canadian holding company incorporated under the laws of British Columbia in 1986 to a Delaware corporation; and (iv) the Registrant's cessation of its historical business and transition into its new business. The Amplex acquisition and the disposition of the Registrant's assets are each more fully discussed in the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2024, as amended by an Amendment No. 1 on Form 10-K/A filed on July 29, 2024.

The foregoing statements are based on the Registrant's current expectations as the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ. The risks included, but are not limited to, unexpected changes that may arise during the completion of the Registrant's quarterly review procedures.

Nicholas Financial, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2024	By	/s/ Michael Rost, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).